

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via Facsimile ((718) 793-4034)
Joseph G. D'Arrigo
Chief Executive Officer
Native American Energy Group, Inc.
108-18 Queens Blvd.
Forest Hills, New York 11375

> **Re:** **Native American Energy Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed March 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed March 16, 2011**
> **File No. 0-54088**

Dear Mr. D'Arrigo:

We have reviewed your filings noted above and response letter dated March 11, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10

Montana Oil Development – Beery #2, page 37

1.   Please illustrate for us the estimates you made of the remaining, recoverable hydrocarbons you attribute to the contemplated lateral for the Beery 2-24 well. Include your estimate of current oil in place that will be accessed by this lateral.

Directors, Executive Officers, page 42

2.   We note your response to comment 10 in our letter dated February 25, 2011, and your
        statement in your response that you referenced Ramoil Management's non-filing status in
        order to make clear the limitations of Mr. Ross's public company experience. However,
        we were not able to find such reference. Please advise.

Financial Statements and Exhibits, page 55

3.   Please ensure that you update the exhibit index with each amendment. For example, and
        without limitation, we note that the index has not been updated to reflect the filing of
        exhibit 10.8 or to reflect that exhibits 10.6 and 10.7 were filed with your prior
        amendment.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Legal Proceedings, page 29

4.   Please provide an expanded description of the factual basis alleged to underlie the
        proceeding that you describe in this subsection. We refer to comments 22 and 15 in our
        letters dated December 14, 2010 and January 19, 2011, respectively, and your related
        disclosure in your registration statement on Form 10. In addition, please tell us why your
        disclosure regarding the relief sought is not consistent with your related disclosure at
        page 47 of Amendment No. 4 to your registration statement on Form 10.

Exhibits 31.1 and 31.2

5.   We note that you have:

        •   replaced "The registrant's other certifying officer(s) and I are" with "Along with
            the Principal Accounting Officer [Principal Executive Officer, in the case of
            exhibit 31.2], I am" in paragraph 4;

        •   replaced "13a-15(f)" with "13-a-15(f)" in paragraph 4;

        •   deleted "The registrant's other certifying officer(s) and" in paragraph 5; and

        •   replaced "information; and" with "data and have identified for issuer's auditors
            any material weaknesses in internal controls; and" in paragraph 5(a).

        Please revise your certifications to include language that matches exactly the form set
        forth under Item 601(b)(31) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551- 3584 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director